VocalTec


           NASDAQ Approves VocalTec's Return to NASDAQ National Market

 VOCL will commence trading on NASDAQ National Market at the opening of business on July 29, 2003

  Herzliya, Israel - July 25, 2003 - VocalTec Communications Ltd. (NASDAQ:
  VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, announced today NASDAQ has approved a request to transfer VocalTec's listing of common stock from the NASDAQ SmallCap Market to the NASDAQ National Market. VocalTec's stock will begin trading on the NASDAQ National Market at the opening of business on July 29, 2003. The company's securities will continue to be listed under the trading symbol VOCL.

  "We view our return to the National Market as another important milestone that reflects the progress VocalTec has made during the past year," said Elon Ganor, CEO and chairman of VocalTec.

  About VocalTec
  VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom
  PTAs,  Deutsche  Telekom,  Marconi Portugal,  Communication  Authority of
  Thailand (CAT), and Data Access in India, our  multi-service   solutions  are
  commercially deployed in more than 130 countries, powering 25% of the world's revenue-generating international VoIP minutes. The foregoing market share information is based solely on our estimates and is not based on any survey conducted by an independent third party.

VocalTec's field-proven solutions support network packet tandem services including international and national long distance calling, exchange carrier services and rural telephony, as well as global hosted services including VoIP VPN, IP Centrex/Hosted PBX, conferencing, global call center and calling card services. Essentra(TM) is a carrier-grade, SIP-based softswitch architecture that integrates the benefits of SIP, MGCP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity.

  Learn more about our products and solutions at www.vocaltec.com.

                                     # # #
  NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.
  Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market growth predictions, competitive products, market share analyses, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the  Company's  reports  filed  from  time to time  with the Securities
  and  Exchange  Commission.   VocalTec  Communications  is  under  no
  obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.




  For questions or further information, please contact:

  Jennie Tinkelman                                 Carmen Deville
  LNS Communications                       Public and Investor Relations Manager
  Public Relations for VocalTec                    VocalTec Communications, Ltd.
  Tel: 617-577-9777                        Tel: (US) 201-228-7000 x 6208
  jennie@LNScom.com                        (Israel) +972-9-9707885
  -----------------                        carmen@vocaltec.com
                                           -------------------